Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) Second Quarter 2025 Earnings Conference Call Supporting Slides August 6, 2025 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today’s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2024 , filed with the SEC on March 28 , 2025 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit , Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. • Revenues of $49.8 million and adjusted EBITDA margin of – 2.3% • Within the guidance range provided in May, but below the midpoint due to consumables and service headwinds • Systems sales and AIC drove growth • Grew annual recurring revenue from AIC to $18.9m Second Quarter 2025 Recap

Kornit Digital. All Rights Reserved. • Uncertainty and a soft consumer environment continues to impact customers' capex decisions • Still seeing consistent and encouraging growth in production across installed base • Impressions grew 4.7% year - over - year to 222.7 million, with strong double - digit growth from top customers in DTG and R2R • Despite impressions growth, consumables declined year - over - year as certain key accounts changed their inventory approach • Expecting inventory - related consumables headwind to normalize in the second half • Service revenues down due to a lower number of Atlas MAX upgrades than in 2024 Market update Sources: Global Data, Deloitte, BCG Consulting – The Advanced Analytics Behind Fashion Company Markdowns

Kornit Digital. All Rights Reserved. • We see recovery within customized design • Utilization with customized design customers is continuing to trend positively • Customers including Cimpress , T - Shirt & Sons, Snuggle, and Flashship Logistics are bolstering their fleets with Apollo and Atlas MAX Plus • Global Strategic Account signed an order for additional Atlas - to - Atlas - MAX upgrades Market Update, Continued

Kornit Digital. All Rights Reserved. • Major progress in penetrating the screen market • New deals were signed with new screen - printing customers in the quarter, including with Promos, Basic Thinking, Printeez , and T - Shirt Factory • Many production runs from these new customers fall between 250 - 500, with some reaching upwards of 1,000 • AIC is playing a significant role in adoption of Kornit's solutions by screen printers Market Update, Continued

Kornit Digital. All Rights Reserved. • Additional systems are being installed with footwear customers in China, Vietnam, and Europe • Footwear customers are using systems for mass - market production showing the scalability and adaptability of Kornit's solution • Planning to launch additional groundbreaking capabilities for functional apparel later this year • Signed strategic development agreement with a top global sportswear brand to co - develop a proprietary application based on Kornit's functional technology New Vertical Opportunities

Kornit Digital. All Rights Reserved. • Expecting low single - digit growth in H2 • Executing against a defined plan of scaling Apollo, accelerating AIC adoption, strengthening screen market funnel, and maximizing utilization across install base • Maintaining operational discipline, and continuing to target adjusted EBITDA profitability and positive cash from operations on a full - year basis • Developed mitigation strategies to protect against recent tariff announcements Looking ahead

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. • Q2 2025 revenues were $49.8 million • Year - over - year revenue growth was driven by systems and AIC • Consumables and services revenues declined mainly from customer inventory adjustments and fewer upgrades Revenues $48.6 $49.8 Q2 Revenues ($M) 2024 2025 62% 26% 12% Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. • Q2 2025 non - GAAP gross margin of 46.3% compared to 48.6% in Q2 2024 • Year - over - year decline was driven primarily by a lower portion of consumables revenue in sales mix Gross Margins 48.6% 46.3 % Q2 Non - GAAP Gross Margin 2024 2025

Kornit Digital. All Rights Reserved. Q2 2025 Non - GAAP Operating Expenses: $26.7 million, down from $28 million in Q2 2024 Operating Expenses Non - GAAP Operating Expenses ($ in millions) Q2 2025 Q2 2024 $ . $ . Research & Development $ 13. $ 1 . Sales & Marketing $ . $ 5. General & Administrative $ 2 . $ 2 . Total Operating Expenses (1) (1) Figures may not add due to rounding

Kornit Digital. All Rights Reserved. P&L KPI’s Q 2025 Q 2024 ($ . ) ($ . ) Non - GAAP Operating Loss ($ . ) ($ . ) Adjusted EBITDA Loss $ . $ . Non - GAAP Net Income $ 0.0 $ 0. Non - GAAP Diluted income per share ($ . ) ($ . ) GAAP Net Loss ($ 0.1 ) ($ 0. ) GAAP loss per share $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. ― At quarter end, cash, including bank deposits and marketable securities, was ~$ ʧʫʬ million ― Q ʥ 2025 cash generated from operating activities: ~$ ʦ . ʪ million ― Q ʥ 2025 free cash flow of ~$ ʥ . ʤ million ― Accounts receivable increase d ~$ ʦ .1 million from Q 1 2025 ― Inventories decreased ~$ ʪ . ʩ million from Q ʤ 202 ʨ ― Trade payables increase d ~$ ʧ .1 million from Q ʤ 202 ʨ Balance Sheet & Cash Flow Q2 2025 Q1 2025 Q 2 2024 $488.6 $513.1 $554.4 Cash, Deposits & Marketable Securities $64.5 $61.4 $79.5 Accounts r eceivable, net $50.0 $57.6 $70.6 Inventory $10.0 $5.9 $4.8 Trade p ayables $ in millions

Kornit Digital. All Rights Reserved. ― Completed $100 million share repurchase program authorized in September 2024, from which we repurchased approximately 3.6 million shares ― Activity during the quarter brings total repurchases since the beginning of 2023 to ~6.7 million shares for a total consideration of $164.8 million, reflecting an average price paid of approximately $24.54 Share Repurchase Program

Kornit Digital. All Rights Reserved. ― Q3 2025 Revenues: ― Expected to be in the range of $49 million to $55 million ― Q3 2025 Adjusted EBITDA margin: ― Expected to be in the range of - 3% to 3% Third Quarter 2025 Guidance

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. YoY Growth Q2 2025 TTM ended June 30, 2025 Q2 2024 TTM ended June 30, 2024 4.7% 222.7m impressions 212.8m impressions Q2 2025 As of June 30, 2025 $18.9m* *ARR from AIC reflects the anticipated yearly revenue derived from all systems shipped on the AIC model

Kornit Digital. All Rights Reserved. Thank You!